UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-41586

MOOLEC SCIENCE SA

(Exact name of Registrant as Specified in Its Charter)

89 Nexus Way, Camana Bay

Grand Cayman KY1-9009

Cayman Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

The information contained in this Form 6-K and any exhibits hereto shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (Registration No. 333-282263).

Moolec Science SA held an Annual General Meeting of Shareholders

Moolec Science SA (NASDAQ: MLEC), a public limited liability company incorporated under the laws of the Cayman Islands, with its registered office at 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009, Cayman Islands (“Moolec,” the “Company,” “we,” “us,” or “our”), held a virtual annual general meeting of shareholders (the “AGM”), on May 13, 2026, at 9:00 am (Eastern Time).

A total of 1,482,096 ordinary shares out of 2,080,437 ordinary shares entitled to vote (representing 71.240%) were represented at the meeting. Accordingly, a quorum was present in accordance with the Company’s articles of association. At or prior to the AGM, the Company’s shareholders voted on the three proposals set forth below. Each proposal was approved at the AGM by more than a simple majority of the votes cast, in accordance with applicable law and the Company’s articles of association.

The AGM considered and voted on the following agenda points:

Resolution 1: Approval of the Financial Statements

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT the report of the independent auditor on the Company´s consolidated financial statements for the financial year ended June 30, 2025, and the Company´s consolidated financial statements for the financial year ended June 30, 2025, be approved.

Resolution 2: Appointment of Directors

IT IS RESOLVED, AS AN ORDINARY RESOLUTION to re-elect Diego Abelleyra Llodra, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors is duly appointed.

IT IS RESOLVED, AS AN ORDINARY RESOLUTION to re-elect Oscar Leon Bentancor, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors is duly appointed.

IT IS RESOLVED, AS AN ORDINARY RESOLUTION to re-elect Romualdo Varela, as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors is duly appointed.

IT IS RESOLVED, AS AN ORDINARY RESOLUTION to re-elect Daniel Core as a director of the Company, whose term is expiring at the conclusion of this AGM, and who being eligible, is standing for re-election as a director of the Company, for a term expiring at the conclusion of the next-following annual general meeting of the Company (unless re-elected at such annual general meeting) or until such person's respective successors is duly appointed.

Resolution 3: Appointment of PwC

IT IS RESOLVED, AS AN ORDINARY RESOLUTION THAT, the re-appointment of Price Waterhouse & Co. S.R.L. as the independent registered public accounting firm of the Company for fiscal year ending on June 30, 2026, be approved.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Moolec Science SA
(registrant)

Date: May 14, 2026	By:	/s/ Alejandro Antalich
	Name:	Alejandro Antalich
	Title:	Chief Executive Officer

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